Butterfield Reports Second Quarter 2024 Results

Financial highlights for the second quarter of 2024:
•Net income of $50.6 million, or $1.09 per share, and core net income1 of $51.4 million, or $1.11 per share
•Return on average common equity of 20.7% and core return on average tangible common equity1 of 23.3%
•Net interest margin of 2.64%, cost of deposits of 1.89%
•Board declares dividend for the quarter ended June 30, 2024 of $0.44 per share
•Approved new share repurchase authorization for up to 2.1 million common shares
•Stephen E. Cummings appointed Independent Director

Hamilton, Bermuda - July 22, 2024: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or the "Bank") (BSX: NTB.BH; NYSE: NTB) today announced financial results for the quarter ended June 30, 2024.
Net income for the second quarter of 2024 was $50.6 million, or $1.09 per diluted common share, compared to net income of $53.4 million, or $1.13 per diluted common share, for the previous quarter and $61.0 million, or $1.22 per diluted common share, for the second quarter of 2023. Core net income1 for the second quarter of 2024 was $51.4 million, or $1.11 per diluted common share, compared to $55.0 million, or $1.17 per diluted common share, for the previous quarter and $57.0 million, or $1.14 per diluted common share, for the second quarter of 2023.
The return on average common equity for the second quarter of 2024 was 20.7% compared to 21.5% for the previous quarter and 25.9% for the second quarter of 2023. The core return on average tangible common equity1 for the second quarter of 2024 was 23.3%, compared to 24.5% for the previous quarter and 26.3% for the second quarter of 2023. The efficiency ratio for the second quarter of 2024 was 62.4%, compared to 60.9% for the previous quarter and 57.6% for the second quarter of 2023. The core efficiency ratio1 for the second quarter of 2024 was 61.8% compared with 59.8% in the previous quarter and 57.6% for the second quarter of 2023.
The Bank also announced the appointment of a new Independent Director, Stephen E. Cummings, a highly qualified and experienced financial services industry expert.
Michael Collins, Chairman and Chief Executive Officer, commented, “During the second quarter of 2024, Butterfield continued to deliver strong returns with sustainable non-interest income, disciplined expense management, a stable balance sheet, and a conservative credit profile. Our capital management strategy produces consistent and attractive shareholder returns through quarterly cash dividends and active share repurchases, which now includes a new share repurchase authorization. Growth through M&A remains a priority but, in the absence of a near term acquisition, excess capital will be allocated to support organic growth, dividends, and share repurchases.
“I am excited that Stephen Cummings has joined our Board and that Butterfield continues to attract such high-quality directors. Stephen is an excellent addition as an Independent Director and will further strengthen our

(1)    See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.         1

governance and financial expertise at the Board level. I welcome Stephen to Butterfield and look forward to working with him as we continue to create value for all of the Bank’s stakeholders.”
Net income was down in the second quarter of 2024 versus the prior quarter primarily due to higher non-interest expenses as a result of inflationary pressures, higher performance-based remuneration and benefits accruals and higher technology spend from the recently implemented core banking software.
Net interest income (“NII”) for the second quarter of 2024 was $87.4 million, higher compared with NII of $87.1 million in the previous quarter and down $5.0 million from $92.5 million in the second quarter of 2023. NII was higher during the second quarter of 2024 compared to the first quarter of 2024, primarily due to larger balance volumes, which was partially offset by higher deposit costs. Compared to the second quarter of 2023, the decreased NII in the second quarter of 2024 was due to higher deposit costs, despite increased yields on interest earning assets and a larger balance sheet.
Net interest margin (“NIM”) for the second quarter of 2024 was 2.64%, a decrease of 4 basis points from 2.68% in the previous quarter and down 19 basis points from 2.83% in the second quarter of 2023. NIM in the second quarter of 2024 decreased compared to the prior quarter and second quarter of 2023 due to higher deposit costs.
Non-interest income for the second quarter of 2024 was $55.6 million, an increase of $0.6 million from $55.1 million in the previous quarter and $5.5 million higher than $50.2 million in the second quarter of 2023. The increase in the second quarter of 2024 compared to the prior quarter was due to an increase in equity pickup from a portfolio investment and higher unclaimed balances recognized in income. Non-interest income in the second quarter of 2024 was higher than the second quarter of 2023 primarily due to transaction volume-driven increases in banking and foreign exchange revenue, increased trust income from assets acquired from Credit Suisse, as well as an increase in equity pickup from a portfolio investment and higher unclaimed balances recognized in income.
Non-interest expenses were $91.1 million in the second quarter of 2024, compared to $88.5 million in the previous quarter and $83.5 million in the second quarter of 2023. Core non-interest expenses1 of $90.3 million in the second quarter of 2024 were higher than the $86.9 million incurred in the previous quarter and higher than the $83.6 million incurred in the second quarter of 2023. Core non-interest expenses1 in the second quarter of 2024 were higher compared to the prior quarter and the second quarter of 2023 due to performance-based remuneration accruals and inflationary increases in staff healthcare costs; increased expense arising from the recently implemented core banking software and non-recurring outsourced consultancy and legal fees.
Period end deposit balances were $12.5 billion, an increase of 4.7% compared to $12.0 billion at December 31, 2023, primarily due to deposit increases in the Channel Islands. Average deposits were $12.4 billion in the quarter ended June 30, 2024, compared to $12.2 billion in the prior quarter.
Tangible book value per share improved by $0.58 or 3.0% this quarter to $20.03 per share.
The Bank maintained its balanced capital return policy. The Board again declared a quarterly dividend of $0.44 per common share to be paid on August 19, 2024 to shareholders of record on August 5, 2024. During the second quarter of 2024, Butterfield repurchased 1.1 million common shares under the Bank's existing share repurchase program. On July 22, 2024, the Board approved a new share repurchase program authorizing the purchase of up to 2.1 million common shares through to December 31, 2024.
The current total regulatory capital ratio as at June 30, 2024 was 24.8% as calculated under Basel III, compared to 25.4% as at December 31, 2023. Both of these ratios remain conservatively above the minimum Basel III regulatory requirements applicable to the Bank.
About Stephen E. Cummings:
Mr. Cummings is currently the Secretary of Finance for the Commonwealth of Virginia. He had a long and successful career in banking and finance, most recently serving as President and Chief Executive Officer of Mitsubishi UFJ Financial Group (MUFG) in the Americas. Prior to his role at MUFG, he was the Chairman of UBS’s Investment Banking division in the Americas, was Global Head of Corporate and Investment Banking at Wachovia Bank, and served as Chairman and Chief Executive Officer at Bowles Hollowell Conner & Co. Mr. Cummings has an MBA from Columbia University Graduate School of Business and a Bachelor of Arts degree from Colby College.

(1)    See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.         2

ANALYSIS AND DISCUSSION OF SECOND QUARTER RESULTS

Income statement	Three months ended (Unaudited)
(in $ millions)	June 30, 2024	March 31, 2024	June 30, 2023
Non-interest income	55.6	55.1	50.2
Net interest income before provision for credit losses	87.4	87.1	92.5
Total net revenue before provision for credit losses and other gains (losses)	143.1	142.2	142.6
Provision for credit (losses) recoveries	(0.5)	0.4	(1.5)
Total other gains (losses)	0.1	0.2	4.0
Total net revenue	142.7	142.8	145.1
Non-interest expenses	(91.1)	(88.5)	(83.5)
Total net income before taxes	51.5	54.3	61.5
Income tax benefit (expense)	(0.9)	(0.9)	(0.5)
Net income	50.6	53.4	61.0

Net earnings per share
Basic	1.11	1.15	1.23
Diluted	1.09	1.13	1.22

Per diluted share impact of other non-core items [1]	0.02	0.04	(0.08)
Core earnings per share on a fully diluted basis [1]	1.11	1.17	1.14

Adjusted weighted average number of participating shares on a fully diluted basis (in thousands of shares)	46,298	47,167	49,890

Key financial ratios
Return on common equity	20.7%	21.5%	25.9%
Core return on average tangible common equity [1]	23.3%	24.5%	26.3%
Return on average assets	1.5%	1.6%	1.8%
Net interest margin	2.64%	2.68%	2.83%
Core efficiency ratio [1]	61.8%	59.8%	57.6%
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

Balance Sheet	As at
(in $ millions)	June 30, 2024	December 31, 2023
Cash and cash equivalents	2,390	1,647
Securities purchased under agreements to resell	657	187
Short-term investments	632	1,038
Investments in securities	5,168	5,292
Loans, net of allowance for credit losses	4,585	4,746
Premises, equipment and computer software, net	150	154
Goodwill and intangibles, net	94	99
Accrued interest and other assets	262	211
Total assets	13,939	13,374

Total deposits	12,548	11,987
Accrued interest and other liabilities	293	285
Long-term debt	99	98
Total liabilities	12,940	12,370
Common shareholders’ equity	999	1,004
Total shareholders' equity	999	1,004
Total liabilities and shareholders' equity	13,939	13,374

Key Balance Sheet Ratios:	June 30, 2024	December 31, 2023
Common equity tier 1 capital ratio[2]	22.5%	23.0%
Tier 1 capital ratio[2]	22.5%	23.0%
Total capital ratio[2]	24.8%	25.4%
Leverage ratio[2]	7.3%	7.6%
Risk-Weighted Assets (in $ millions)	4,668	4,541
Risk-Weighted Assets / total assets	33.5%	34.0%
Tangible common equity ratio	6.5%	6.8%
Book value per common share (in $)	22.12	21.39
Tangible book value per share (in $)	20.03	19.29
Non-accrual loans/gross loans	1.5%	1.3%
Non-performing assets/total assets	1.1%	1.0%
Allowance for credit losses/total loans	0.5%	0.5%
(2)In accordance with regulatory capital guidance, the Bank has elected to make use of transitional arrangements which allow the deferral of the January 1, 2020 Current Expected Credit Loss ("CECL") impact of $7.8 million on its regulatory capital over a period of 5 years.

QUARTER ENDED JUNE 30, 2024 COMPARED WITH THE QUARTER ENDED MARCH 31, 2024

Net Income
Net income for the quarter ended June 30, 2024 was $50.6 million, down from $53.4 million in the prior quarter.
Movements in net income during the quarter ended June 30, 2024 compared to the previous quarter are attributable to the following:
•$0.6 million increase in non-interest income driven by (i) $1.1 million increase in other non-interest income due to an increase in equity pickup from a portfolio investment and an increase in long-held unclaimed customer check and draft balances being recognized in revenue and (ii) $0.4 million increase in trust income driven by additional special fees. This was partially offset by $0.5 million decrease in banking fees and $0.6 million decrease in foreign exchange revenue, both volume driven;
•$0.9 million increase in provision for credit losses driven by a commercial facility secured by real estate in Bermuda, partially offset by the continued reduction in the term to maturity on a long-term Cayman government facility and the normalization of a few previously delinquent accounts; and
•$2.6 million increase in non-interest expenses driven by (i) $1.2 million increase in professional and outside services due to outsourced consultancy and legal fees; (ii) $1.1 million increase in salaries and other employee benefits driven by performance-based incentive accruals and inflationary increases in staff health care costs; and (iii) $0.7 million increase in technology and communications from higher spend associated with the recently implemented core banking software; partially offset by a $0.7 million decrease in indirect taxes related to the annual vesting of share compensation occurring in the prior quarter.

Non-Core Items1
Non-core items resulted in expenses, net of gains, of $0.8 million in the second quarter of 2024. Non-core items for the quarter included fees relating to corporate restructuring and the final costs relating to the acquisition of assets from Credit Suisse.
Management does not believe that comparative period expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

BALANCE SHEET COMMENTARY AT JUNE 30, 2024 COMPARED WITH DECEMBER 31, 2023
Total Assets
Total assets of the Bank were $13.9 billion at June 30, 2024, an increase of $0.6 billion from December 31, 2023. The Bank maintained a highly liquid position at June 30, 2024, with $8.8 billion of cash, bank deposits, reverse repurchase agreements and liquid investments representing 63.5% of total assets, compared with 61.0% at December 31, 2023.
Loans Receivable
The loan portfolio totaled $4.6 billion at June 30, 2024, which was $0.2 billion lower than December 31, 2023 balances. The decrease was driven primarily by maturities and prepayments in excess of originations across the residential mortgage portfolios.
The allowance for credit losses at June 30, 2024 totaled $25.2 million, a decrease of $0.5 million from $25.8 million at December 31, 2023. The net change was driven by a decrease in loan volumes, the continued reduction in the term to maturity on a long-term Cayman government facility and the normalization of a few previously delinquent accounts.
The loan portfolio represented 32.9% of total assets at June 30, 2024 (December 31, 2023: 35.5%), while loans as a percentage of total deposits was 36.5% at June 30, 2024 (December 31, 2023: 39.6%). The decrease in both ratios was attributable principally to a decrease in loan balances at June 30, 2024 compared to December 31, 2023.
As at June 30, 2024, the Bank had gross non-accrual loans of $70.0 million, representing 1.5% of total gross loans, an increase of $9.0 million from $61.0 million, or 1.3% of total loans, at December 31, 2023. The increase in non-accrual loans was driven by a commercial facility secured by real estate in Bermuda and partially offset by the repayment of a residential mortgage facility in the Channel Islands and UK segment as well as a number of Bermuda residential mortgages migrating back to accrual status.
Other real estate owned (“OREO”) decreased by $0.1 million compared to December 31, 2023 driven by the sale of a residential property in Bermuda.
Investment in Securities
The investment portfolio was $5.2 billion at June 30, 2024, which was $0.1 billion lower than the December 31, 2023 balances. The changes were attributable to paydowns and maturities in the portfolio.
The investment portfolio is made up of high-quality assets with 100% invested in A-or-better-rated securities. The investment book yield was 2.30% during the quarter ended June 30, 2024 compared with 2.23% during the previous quarter. Total net unrealized losses on the available-for-sale portfolio increased to $176.8 million, compared with total net unrealized losses of $163.9 million at December 31, 2023, as a result of rising long-term US dollar interest rates.
Deposits
Average total deposit balances were $12.4 billion for the quarter ended June 30, 2024, an increase of $0.3 billion compared to the previous quarter, while period end balances as at June 30, 2024 were $12.5 billion, an increase of $0.6 billion compared to December 31, 2023.

Average Balance Sheet2

	For the three months ended
	June 30, 2024			March 31, 2024			June 30, 2023
(in $ millions)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash and cash equivalents and short-term investments	3,468.8	41.4	4.78	3,138.3	36.8	4.71	2,488.2	25.2	4.06
Investment in securities	5,172.6	29.6	2.30	5,204.2	28.9	2.23	5,614.7	28.9	2.07
Available-for-sale	1,797.1	10.8	2.41	1,766.3	9.6	2.17	1,970.7	8.8	1.78
Held-to-maturity	3,375.4	18.8	2.24	3,437.9	19.3	2.25	3,644.0	20.2	2.22
Loans	4,622.7	76.6	6.65	4,689.5	77.0	6.58	4,984.1	79.8	6.42
Commercial	1,342.8	21.7	6.50	1,381.4	23.7	6.88	1,396.7	23.0	6.59
Consumer	3,279.9	54.8	6.71	3,308.1	53.3	6.46	3,587.4	56.8	6.35
Interest earning assets	13,264.1	147.6	4.46	13,031.9	142.7	4.39	13,087.0	133.9	4.10
Other assets	430.4			412.0			402.0
Total assets	13,694.5			13,444.0			13,489.0
Liabilities
Deposits - interest bearing	9,807.6	(58.7)	(2.40)	9,586.5	(54.2)	(2.27)	9,308.0	(38.5)	(1.66)
Securities sold under agreement to repurchase	2.9	—	(4.83)	4.6	(0.1)	(4.69)	0.4	—	(5.45)
Long-term debt	98.6	(1.4)	(5.58)	98.5	(1.4)	(5.58)	147.4	(2.9)	(8.02)
Interest bearing liabilities	9,909.1	(60.1)	(2.43)	9,689.7	(55.6)	(2.30)	9,455.8	(41.4)	(1.76)
Non-interest bearing current accounts	2,636.8			2,603.5			2,863.2
Other liabilities	243.8			250.0			243.6
Total liabilities	12,789.6			12,543.2			12,562.6
Shareholders’ equity	904.9			900.8			926.4
Total liabilities and shareholders’ equity	13,694.5			13,444.0			13,489.0
Non-interest bearing funds net of non-interest earning assets (free balance)	3,355.0			3,342.3			3,631.2
Net interest margin		87.4	2.64		87.1	2.68		92.5	2.83
(2) Averages are based upon a daily averages for the periods indicated.

Assets Under Administration and Assets Under Management
Total assets under administration for the trust and custody businesses were $131.1 billion and $26.9 billion, respectively, at June 30, 2024, while assets under management were $5.7 billion at June 30, 2024. This compares with $132.4 billion, $30.3 billion and $5.5 billion, respectively, at December 31, 2023.

Reconciliation of US GAAP Results to Core Earnings
The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or “non-core”. Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

Core Earnings	Three months ended
(in $ millions except per share amounts)	June 30, 2024	March 31, 2024	June 30, 2023
Net income	50.6	53.4	61.0
Non-core items
Non-core (gains) losses
Liquidation settlement from an investment previously written-off	—	—	(4.0)
Total non-core (gains) losses	—	—	(4.0)
Non-core expenses
Early retirement program, voluntary separation, redundancies and other non-core compensation costs	0.2	1.3	—
Restructuring charges and related professional service fees	0.6	0.3	—
Total non-core expenses	0.8	1.6	—
Total non-core items	0.8	1.6	(4.0)
Core net income	51.4	55.0	57.0

Average common equity	979.4	996.1	943.3
Less: average goodwill and intangible assets	(95.3)	(97.4)	(74.0)
Average tangible common equity	884.1	898.7	869.3
Core earnings per share fully diluted	1.11	1.17	1.14
Return on common equity	20.7%	21.5%	25.9%
Core return on average tangible common equity	23.3%	24.5%	26.3%

Shareholders' equity	999.1	995.1	950.3
Less: goodwill and intangible assets	(94.4)	(96.3)	(74.0)
Tangible common equity	904.7	898.8	876.3
Basic participating shares outstanding (in millions)	45.2	46.2	49.1
Tangible book value per common share	20.03	19.45	17.83

Non-interest expenses	91.1	88.5	83.5
Less: non-core expenses	(0.8)	(1.6)	—
Less: amortization of intangibles	(1.9)	(1.9)	(1.4)
Core non-interest expenses before amortization of intangibles	88.4	85.0	82.1
Core revenue before other gains and losses and provision for credit losses	143.1	142.2	142.6
Core efficiency ratio	61.8%	59.8%	57.6%

Conference Call Information:
Butterfield will host a conference call to discuss the Bank’s results on Tuesday, July 23, 2024 at 10:00 a.m. Eastern Time. Callers may access the conference call by dialing +1 (844) 855-9501 (toll-free) or +1 (412) 858-4603 (international) ten minutes prior to the start of the call and referencing the Conference ID: Butterfield Group. A live webcast of the conference call, including a slide presentation, will be available in the investor relations section of Butterfield’s website at www.butterfieldgroup.com. A replay of the call will be archived on the Butterfield website for 12 months.

About Non-GAAP Financial Measures:
Certain statements in this release involve the use of non-GAAP financial measures. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with US GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with US GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. See "Reconciliation of US GAAP Results to Core Earnings" for additional information.

Forward-Looking Statements:
Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, including, without limitation, our intention to make share repurchases and our dividend payout target, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions (including economic growth and general business conditions) and fluctuations of interest rates, inflation, a decline in Bermuda’s sovereign credit rating, any sudden liquidity crisis, the successful completion and integration of acquisitions (including our integration of the trust assets acquired from Credit Suisse) or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention (including the retention of relationships associated with our Credit Suisse acquisition) and obtaining new business, potential impacts of climate change, the success of our updated systems and platforms and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements.

All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our SEC reports and filings, including under the caption "Risk Factors" in our most recent Form 20-F. Such reports are available upon request from Butterfield, or from the Securities and Exchange Commission ("SEC"), including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data. BF-All

Presentation of Financial Information:
Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Investor Relations Contact:                Media Relations Contact:
Noah Fields                    Nicky Stevens
Investor Relations                 Group Strategic Marketing & Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 1624
E-mail: noah.fields@butterfieldgroup.com         E-mail: nicky.stevens@butterfieldgroup.com